UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026.

Commission File Number 001-42502

Plutus Financial Group Limited

(Translation of registrant’s name into English)

8/F, 80 Gloucester Road

Wan Chai, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Further Extension of Outside Date under Merger Agreement

As previously disclosed in our reports on Form 6-K furnished to the SEC on July 9, 2025, July 16, 2025, August 8, 2025, December 31, 2025 and April 1, 2026, Plutus Financial Group Limited entered into an Agreement and Plan of Merger (the “Merger Agreement”) dated July 9, 2025, an Amendment to the Merger Agreement (the “First Amendment to the Merger Agreement”) dated December 30, 2025 and a Second Amendment to the Merger Agreement (the “Second Amendment to the Merger Agreement”) dated March 31, 2026 with Choco Up Group Holdings Limited. Coders Merger Sub Limited has acceded to and joined as a party to the Merger Agreement by way of a joinder dated August 8, 2025. Under the Merger Agreement, the First Amendment to the Merger Agreement and the Second Amendment to the Merger Agreement, we will acquire all outstanding equity interests in Choco Up in exchange for a mixture of newly issued Class A ordinary shares and newly issued Class B ordinary shares in a transaction exempt from the registration requirements under the Securities Act of 1933. The closing of the transaction is subject to the satisfaction of certain closing conditions, including Nasdaq approval. Section 9(b) of the Merger Agreement provides that the agreement may be terminated by the parties if the closing has not occurred by December 31, 2025 (the “Outside Date”). Under the Second Amendment to the Merger Agreement, the Outside Date was extended to June 30, 2026.

On June 30, 2026, the parties executed the Third Amendment to the Merger Agreement to further extend the Outside Date to September 30, 2026. The Third Amendment to the Merger Agreement is furnished herewith as Exhibit 10.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Plutus Financial Group Limited

By:	/s/ Ting Kin Cheung
Name:	Ting Kin Cheung
Title:	Chief Executive Officer

Date: June 30, 2026

EXHIBIT INDEX

Number	Description of Document
10.1	Third Amendment to Agreement and Plan of Merger